Exhibit 99.1

                                                          For Immediate Release


                          The Asia Tigers Fund, Inc.
                 Announces Preliminary Results of Tender Offer

                  New York, NY, March 18, 2002 -- The Asia Tigers Fund, Inc. (the "Fund") announced today that the Fund's tender offer for 4,860,746 of its issued and outstanding shares of common stock, representing approximately 25% of the Fund's outstanding shares, expired on Friday, March 15, 2002 at 11:59 p.m., New York City time.

                  Based upon current information, approximately 14,634,994 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be considered as final. Because the number of shares tendered exceeds 4,860,746 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis for all tendering stockholders, other than stockholders holding 99 or less shares who tender all their shares and for whom the Fund will accept all shares properly tendered. Payment for such shares will be made on or about March 26, 2002. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on March 15, 2002.

                  The Asia Tigers Fund, Inc. is a closed-end management investment company that seeks long-term capital appreciation by investing primarily in Asian equity securities. The Fund is traded on the New York Stock Exchange under the trading symbol "GRR". Advantage Advisers, Inc., a subsidiary of CIBC World Markets Corp., serves as Investment Manager to the Fund.

                  Periodically, updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update reviewing the Fund's top issues, net asset value, performance and other information. The Fund's toll-free number is (800) 421-4777.

Contact:     Barbara Pires
             Advantage Advisers, Inc.
             (212) 667-4711